U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                          NOTIFICATION OF LATE FILLING

SEC FILE NUMBER                                                   CUSIP NUMBER

    0-14752                                                        140472 10 1


[X] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR For Period Ended: December 31, 1996

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report o n Form N-SAR

For the Transition Period Ended:________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: All Items

Part 1 -- Registrant Information

  Full Name of Registrant:   Capital Senior Living Communities, L.P.

  Former Name if Applicable:

 Address of Principal Executive Office (Street and Number):14160 Dallas Parkway,
                                                           Suite 300

  City, State and Zip Code: Dallas, Texas 75240

Part II -- Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -- Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period: Form 10-KSB was filed on March 31, 1996 but was suspended due to an error. We are re-submitting the Form 10-KSB in its corrected version.

Part IV-- Other Information

          (1) Name and telephone number of person to contact in regard to this notification:

                Scott Shamblin          (972)        308-8359
                  (Name)              (Area Code) (Telephone Number)

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no identify report(s).

         [X] Yes           [   ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         [ ] Yes [X] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

     Capital Senior Living Community, L.P. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

    Date: March 31, 1997           CAPITAL SENIOR LIVING COMMUNITY, L.P.


                                By:/s/ Scott Shamblin
                                  ----------------------------------------
                                  Scott Shamblin, Director of Investor Relations




                                       2